Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

Frequently Asked Questions – Week of October 12, 2009

1.	Does Cameron have any Educational Support or Tuition Reimbursement policy for its overseas non-US employees or is it restricted to US Employees only?

Tuition support varies by country.  Canada, for example follows the US policy and the UK has an informal reimbursement practice.

2.	What is Cameron pay schedule? biweekly? twice monthly? Monthly?

Cameron’s employees are paid bi-weekly, and most NATCO locations, including those in Canada the UK and the US will move to the bi-weekly schedule.  If a NATCO employee is moving from weekly to bi-weekly, Cameron will provide a one week advance in pay to help bridge to the new schedule.  The advance will be paid back to Cameron out of the employee’s last paycheck upon retirement or termination.  Details of this plan will be provided to those affected.

3.
If an employee has a loan on their 401K with JP Morgan, what will happen after the merger?  Will the loan be called up to pay out or will it be transferred to Cameron's 401k plan and the employees will be allowed to continue making payments?

The 401(k) loan will be transferred to the new plan and the employee will be allowed to continue making payments.

4.	How many hours work per week are considered full time? Part-time?

For most purposes, an employee who works 30 or more hours per week is considered full-time.

5.	How does the 3% retirement contribution work – how is it invested?

Cameron contributes 3% of your qualified pay to your 401(k) account on a monthly basis. The funds are invested at your discretion among the 9 investment choices in the plan.  You are vested in this plan after 3 years of service, and NATCO service does carry over to Cameron.

6.	How will my current 401k investments be mapped into my new Cameron 401k?

The NATCO and Cameron plans will not merge until the first quarter of 2010. The mapping process has not been finalized, but all employees will be given ample notice regarding the process before the 401k plan merger occurs.

7.	Does Cameron's 401K plan allow in-service non-hardship withdrawals for employees over the age of 59 1/2?

Yes.

8.	I noticed that there is a floating holiday in 2010. Can I take that day whenever I want?

The 2010 floating holiday can be scheduled in advance with an employee’s supervisor, much like a vacation day.  The scheduled day can be any day within the year that is approved by the supervisor. Some locations may choose to designate a day to use the floating holiday for scheduling purposes.  Local management will communicate this if they choose this option.

9.	If we need to come to the office during the weekend to finish the work. Do we have access to the office after hours and weekends? How safe is NATCO building. Is there security during the weekends?

Cameron, like NATCO, is committed to the safety of our employees.  The NATCO Headquarters building has both electronic security access and security personnel that monitor the site.   Through the use of these measures, employees are allowed site access during weekend hours.  As employees potentially relocate, they will receive a more detailed overview of the building access and security for the specific facility.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which has been mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.